Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036
J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179
June 9, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Thomas Jones
Erin Purnell
Charles Eastman
Anne McConnell

Re:	Voyager Technologies, Inc.
Registration Statement on Form S-1, as amended (File No. 333-287354)
Request for Acceleration of Effective Date
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Voyager Technologies, Inc. (the “Company”) for the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 PM, Eastern Time, on June 10, 2025, or as soon as practicable thereafter, or at such other time as the Company or its outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective.
Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that approximately 2,425 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, were distributed during the period from June 2, 2025 through the date hereof, to prospective underwriters, institutions, dealers and others.
We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
Thank you for your assistance in this matter.
[Signature pages follow]

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC

MORGAN STANLEY & CO. LLC

By:	/s/ Usman Khan
Name:	Usman Khan
Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Olivia Sem Buran
Name:	Olivia Sem Buran
Title:	Vice President
[Signature Page to Underwriters’ Acceleration Request]